UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 26, 2024

Assure Holdings Corp.

(Exact name of registrant as specified in its charter)

Nevada	001-40785	82-2726719
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7887 East Belleview Avenue, Suite 240 Denver, CO	80111
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 720-287-3093

_____________________________________________

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	IONM	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amended Asset Purchase Agreement

On March 26, 2024, Assure Holdings Corp., a Nevada corporation (“Assure” or “Parent”), and its subsidiaries, Assure Neuromonitoring, LLC, Assure Networks, LLC, Assure Networks Texas Holdings, LLC and Assure Networks Texas Holdings II, LLC (collectively, the “Sellers’) entered into amendment number one (the “Amendment”) to that certain asset purchase agreement dated March 11, 2024 (the “APA”, together with the Amendment the “Amended APA) with National Neuromonitoring Services, LLC (“Purchaser”). Upon the terms and subject to the satisfaction of the conditions described in the Amended APA, Parent and the Sellers will sell to Purchaser (or a subsidiary of Purchaser) certain assets of the Sellers (the “Sale Transaction”). Except as amended by the Amendment, as described below, the terms and conditions of the Amended APA have not been amended, revised or otherwise changed from those of the APA as described in Item 1.01 of Assure’s Current Report on Form 8-K as filed with the Commission on March 15, 2024, which is incorporated herein by reference.

The Amendment amends the APA as follows:

Section 1.1 of the APA was amended to add definitions regarding “Debt Payoff Amount”, “Dispute Period”, “IONM System”, “Post-Closing Business Employees”, “Post-Closing IONM Systems”, “Post-Closing Statement”, “Preliminary Business Employees” and “Preliminary IONM Systems”.

Section 2.5 of the APA was amended to (i) the amend the Purchase Price from $2.5 million plus the Earnout Amount to be $2.32 million minus the Debt Payoff Amount plus the Earnout Amount, (ii) add in procedures for determining the number of Post-Closing Business Employees and Post-Closing IONM Systems and dispute resolution in relation thereto, and (iv) add post-closing purchase price adjustements of (A) a decrease of $28,000 for each Post-Closing Business Employee less than the number 40 and (B) a decrease of $12,000 for each Post-Closing IONM System below the number 100.

Section 2.6 of the APA was amended to change the Earnout Payment from up to $2 million to up to $2.18 million and change the Case Volume thresholds at which the Earnout Payment is payable as follows:

(i)	If the Case Volume is less than 6,000, then Sellers will not receive any Earnout Payment and the Purchase Price shall be decreased by an amount equal to equal to One Hundred Eighty-Six Dollars ($193) for each surgical case less than 6,000 up to a maximum aggregate amount not to exceed One Hundred Ninety-Three Thousand Dollars ($193,000).

(ii)	If the Case Volume is at least 7,000 but less than 8,000, then Sellers will receive an Earnout Payment in an amount equal to Forty-Nine Thousand Six Hundred Thirty Dollars ($49,630); or

(iii)	If the Case Volume is at least 8,000 but less than 9,000, then Sellers will receive an Earnout Payment in an amount equal to Three Hundred Eighty-Eight Thousand One Hundred Forty-Nine Dollars ($338,149); or

(iv)	If the Case Volume is at least 9,000 but less than 10,000, then Sellers will receive an Earnout Payment in an amount equal to Seven Hundred Seventy-Six Thousand Two Hundred Ninety-Seven Dollars ($776,297); or

(v)	If the Case Volume for the Earnout Period is at least 10,000 but less than 11,000, then Sellers will receive an Earnout Payment in an amount equal toOne Million Four Hundred Fifty-Three Thousand Three Hundred Thirty-Four Dollars ($1,453,334); or

(vi)	If the Case Volume is more than 11,000, then Sellers will receive an Earnout Payment in an amount equal toTwo Million One Hundred Eighty Thousand Dollars ($2,180,000).

Section 3.1 of the APA was amend to provide that the First Closing Date is March 26, 2024.

Section 3.2 of the APA was amended to provide that prior to the Second Closing Date the Parent and Sellers shall have paid all amounts due and owing to the U.S. Department of Justice (the “DOJ”) in connection with its recently settled matters with the DOJ.

Section 9.1 of the APA was amended to provide that the Outside Date for the First Closing be March 26, 2024.

The First Closing of the Sale Transaction closed on March 26, 2024 and the Parent and Sellers received the initial cash payment of $2.32 million less the Debt Payoff Amount of approximately $1.23 million. Payment was made in cash by the Purchaser to the Parent and Sellers from available capital.

In connection with the First Closing, the Sellers sold and assigned to Purchaser the First Closing Acquried Assets and Purchaser assumed the First Closing Assumed Liabilities.

Nominee Agreement

Pursuant to the terms of the Amended APA, in connection with the First Closing, Assure Neuromonitoring, LLC and Assure Telehealth Providers, LLC entered into a nomiee agreement with the Purchaser (the “Nominee Agreement”), pursuant to which the Assure Neuromonitoring agreed to, among other things, act, or cause its subsidiaries to act, as a Nominee for the benefit of the Purchaser for the purpose of (i) holding certain contractual rights arising under the agreements listed on Exhibit A attached thereto, subject to any limitations set forth therein (the “Nominee Agreements”), and (ii) otherwise facilitating certain operational functions related to business operations in furtherance of the performance obligations arising under the Nominee Agreements, including, without limitation, those operational functions set forth on Exhibit B attached thereto (collectively, the “Nominee Operational Functions”).

Non-Competition Agreement

Pursuant to the terms of the APA, in connection with the First Closing, the Sellers entered into a non-competition Agreement with the Purchaser (the “Non-Competition Agreement”) pursuant to which Sellers agreed for a term of three (3) years (i) not to disclose certain confidential, proprietary or trade secret information, (ii) not to compete with the Purchaser in the markets of the Business of the Sellers as of the effective date of the Non-Competition Agreement, except for those markets subject to the Second Closing, being the States of Arizona and Montana, (iii) not to solicit the business of any patients, providers, clients, customers, suppliers, vendors or other business relations of the Purchaser with the restricted area, (iv) not induce any employee or contractor to terminate or reduce their employment, agency or contractor relationship with Purchaser and (v) not to hire or engage any individual who was an employee or contractor of Purchaser.

The foregoing description of the material terms of the Amendment, the Nominee Agreement and the Non-Competition Agreement do not purport to be complete and are qualified in its entirety by reference to the full text of the Amendment, Nominee Agreement and Non-Competition Agreement, which are filed as Exhibits 10.1. 10.2 and 10.3 to this Current Report on Form 8-K and are incorporated herein by reference.

The Amendment, Nominee Agreement and Non-Competition Agreement have been attached to this Current Report on Form 8-K to provide investors with information regarding their terms. Such agreements are not intended to provide any other factual information about any party thereto or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements as of the specific dates set forth therein, were solely for the benefit of the parties thereto, may be subject to important qualifications and limitations agreed upon by the parties for the purposes of allocating contractual risk among such parties of establishing these matters as facts, and may be subject to standards of materiality applicable to such contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to such agreements or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of such agreements, which subsequent information may or may not be fully reflected in Assure’s public disclosures.

Item 2.01 Completion of an Acquisition or Disposition of Assets

The information set forth under Item 1.01 of this Current Report is hereby incorporated by reference into this Item 2.01.

Item 9.01 Financial Statements and Exhibits

(b) Pro forma financial information.

The unaudited pro forma condensed combined financial information of Assure, giving effect to the disposition of the assets in the Sale Transaction, which includes the unaudited pro forma condensed combined balance sheet as of September 30, 2023 and the unaudited pro forma condensed combined statements of income for the year ended December 31, 2022 and for the nine months ended September 30, 2023 and the related notes, are incorporated herein by reference as Exhibit 99.1 hereto.

The pro forma financial information included in this Form 8-K has been presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the dispostion of the assets in the Sale Transaction occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that Assure will experience after the disposition.

(d) Exhibits.

Exhibit No.	Name

10.1*	Amendment Number One to Asset Purchase Agreement dated March 26, 2024
10.2*	Nominee Agreement dated March 26, 2024
10.3*	Non-Competition Agreement dated March 26, 2024
99.1	Unaudited Pro Forma Condensed Consolidated Financial Statements
104	Cover Page Interactive Data File (formatted in Inline XBRL and included as Exhibit 101).

 * - Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material with respect to the proposed transactions between Assure and Danam. In connection with the proposed transaction, Assure intends to file relevant materials with the United States Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. Assure will mail the proxy statement/prospectus to the Assure and Danam stockholders, and the securities may not be sold or exchanged until the registration statement becomes effective.

Investors and securityholders of Assure and Danam are urged to read these materials when they become available because they will contain important information about Assure, Danam and the proposed transactions. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Assure may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC, once available, on Assure’s website at www.assureneuromonitoring.com, on the SEC’s website at www.sec.gov or by directing a request to Assure at 7887 E. Belleview Ave., Suite 240, Denver, Colorado, USA 80111, Attention: John Farlinger, Chief Executive Officer; or by email at ir@assureiom.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Assure and Danam and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Assure in connection with the proposed transaction. Information about the executive officers and directors of Assure are set forth in Assure’s Definitive Proxy Statement on Schedule 14A relating to the 2023 Annual Meeting of Stockholders of Assure, filed with the SEC on December 5, 2023. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Assure will be set forth in the proxy statement/prospectus, which will be included in Assure’s registration statement on Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statements Regarding Forward-Looking Statements

This press release contains forward-looking statements based upon the current expectations of Assure and Danam. Forward-looking statements involve risks and uncertainties and include, but are not limited to, statements about the structure, timing and completion of the proposed transactions; the listing of the combined company on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company after the closing of the proposed merger; the expected executive officers and directors of the combined company; the expected cash position of each of Assure and Danam and the combined company at the closing of the proposed merger; the future operations of the combined company; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Assure and Danam to consummate the proposed merger, as applicable; (iii) risks related to Assure’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Assure stockholders and Danam stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Assure’s common stock; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its business plan; and (x) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Assure’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the SEC, and in other filings that Assure makes and will make with the SEC in connection with the proposed transaction, including the proxy statement/prospectus described under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Assure expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ASSURE HOLDINGS CORP.

Date: April 1, 2024	By:	/s/ John Farlinger
	Name:	John Farlinger
	Title:	Chief Executive Officer